EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the three months and six months ended June 30, 2019 and 2018 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company’s interim unaudited condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2018, 2017 and 2016 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Six-Month Period Ended June 30, 2019 and subsequent

During the six-month period ended June 30, 2019:

  in connection with our gold recovery operations, we produced 1,744 ounces of raw gold. We sold 1,657 fine ounces of gold at an average price of US$1,296 per ounce.

  Cash on hand increased to $3.3 million from $2.6 million at December 31, 2018.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

  follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold -in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and
  a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

  ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
  the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

  ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

  ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
  the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties in 2018. We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2019 budget to carry out our plan of operations is approximately $900,000 as follows and as disclosed in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview:

Soil sampling / trenching	$200,000
Drilling	300,000
Administration	300,000
Stock-based compensation (non-cash)	100,000
TOTAL	$900,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on equity and debt financings to finance its ongoing operations. Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company’s operations over the next year. During the current year and subsequent to 2018, we will require additional capital to implement our plan of operations. We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing. If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock. There can be no assurance that additional financing will be available upon acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

Gold prices on June 30, 2019 were $1,409 per ounce, above the Q2 2019 average of $1,310 per ounce. Geopolitical risk in the later part of June increased the gold price, with a high for the period of $1,431 reached June 25. The low for Q2 2019 of $1,270 occurred in April. We continue to see positive indicators for gold prices in the future.

Comments from the World Economic Forum in Davos indicated concern that growth in the U.S. and Europe is not sustainable. Tightening by central banks could complicate efforts to sustain growth. Some commodity analysts believe that these economic conditions are very positive for the gold market.

Gold does well in times of uncertainty. National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the six-month period ended June 30, 2019, and the years ended December 31, 2018 and December 31, 2017 are as follows:

	2019	2018	2017

High	$1,431	$1,355	$1,346
Low	1,270	1,178	1,151
Average	1,307	1,268	1,257

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has recently expressed a neutral stance to increase rates. The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet. Any wobble in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of the last five fiscal years ending December 31

	2018	2017	2016	2015	2014
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) for the period	1,539,294	453,932	(467,711)	(391,723)	(687,057)
Net loss (gain) attributable to non-controlling interest	(233,111)	(98,077)	(13,173)	(35,642)	(6,842)
Net gain (loss) Xtra-Gold Resources Corp.	1,306,183	355,855	(480,884)	(427,365)	(693,899)
Basic and diluted income (loss) attributable to common shareholders per common share	0.03	0.01	(0.01)	(0.01)	(0.02)
Total current assets	3,258,955	1,825,775	1,593,038	1,049,334	1,124,733
Total assets	4,790,576	3,328,082	2,895,984	2,491,603	2,713,212
Total current liabilities	624,205	443,457	486,613	391,750	327,193
Total liabilities	624,205	443,457	486,613	391,750	327,193

Working capital	2,634,750	1,382,318	1,106,425	657,584	797,540
Capital stock	46,246	47,782	48,174	45,622	45,811
Total equity	4,166,371	2,884,625	2,409,371	2,099,853	2,386,019
Total Xtra-Gold Resources Corp. stockholders’ equity	4,761,284	3,712,649	3,335,472	3,039,127	3,360,935
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	47,089,027	47,948,596	47,256,630	45,721,507	45,996,481
Basic and diluted weighted average number of common shares outstanding	49,405,027	51,339,216	n/a	n/a	n/a

Summary of Quarterly Results

Three Months Ended	Net Income (Loss)	Basic and Diluted Income (Loss) Per Share

June 30, 2019	$513,774	$0.01
March 31, 2019	380,332	0.01
December 31, 2018	51,061	0.00
September 30, 2018	444,284	0.01
June 30, 2018	216,909	0.00
March 31, 2018	593,929	0.01
December 31, 2017	177,977	(0.00)
September 30, 2017	(105,484)	(0.00)

Results of Operations for the Three Months Ended June 30, 2019 as Compared to the Three Months Ended June 30, 2018

Our company’s net income for the three months ended June 30, 2019 was $513,774 as compared to a net income of $216,909 for the three months ended June 30, 2018. Reduced gold recovery results in the June 2019 quarter were offset by exchange and trading gains.

Our company’s basic and diluted net income per share for the three months ended June 30, 2019 was $0.01 compared to a net income of $0.01 per share for the three months ended June 30, 2018. The weighted average number of shares outstanding was 46,245,917 basic and 50,506,917 fully diluted at June 30, 2019 compared to 47,102,335 basic and 50,967,335 fully diluted for the three months ended June 30, 2018. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares over 2018. The company renewed its share repurchase program in early 2019. Although shares were repurchased late in the June 2019 quarter, they were cancelled subsequent to June 30, 2019.

We incurred expenses of $216,453 in the three months ended June 30, 2019 as compared to $227,263 in the three months ended June 30, 2018. Amortization for the three months ended June 30, 2019 was $33,932 as compared to $34,530 for the three months ended June 30, 2018. No equipment assets were added to date in 2019. General and administrative ("G&A") expenses were $67,588 in the three months ended June 30, 2019 as compared to $59,475 in the three months ended June 30, 2018. Most of the expense relates to marketing fees, consulting, and professional fees, partly offset a non-cash recovery related to stock-based compensation. Exploration costs were slightly lower at $114,933 as compared to $133,258 for the three months ended June 30, 2018. All exploration costs were expensed in the periods.

Exploration activities for the June 2019 quarter focussed on the Kibi project with an access road construction / scout drilling program initiated in late May on the grassroots Akwadum South ("Zone 7") gold target located at the southeastern extremity of the Apapam concession. Two (2) diamond core boreholes totalling 335 m were completed by our in-house drill crew by the close of the present quarter; with these initial boreholes designed to gain further insight into the litho-structural setting of the mineralization zone to help guide ongoing drilling efforts. The Akwadum South target is characterized by an approximately 1,200 m by 100 m to 400 m wide, NE-trending gold-in-soil anomaly spatially associated with a volcaniclastic rock package exhibiting widespread silica alteration, quartz veining and sulphide mineralization. Of the 157 soil geochemistry samples collected from the Akwadum South gold-in-soil trend: 11 yielded less than 25 parts per billion ("ppb") gold; 89 returned gold values from 25 ppb to 100 ppb; 50 between 100 ppb to 300 ppb gold; and 7 samples yielded values over 300 ppb gold, including maximum gold values of 444 ppb and 725 ppb.

In mid-May, Xtra-Gold engaged Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada to undertake a multifaceted target generation study, including: 3-D Geological Modeling of the Zone 2 – Zone 3 maiden mineral resource footprint area on the Kibi gold project; and Traditional Targeting encompassing geophysical / structural / geochemistry datasets and Machine Learning (i.e., Artificial Intelligence) Targeting covering all five (5) of the company’s Kibi Gold Belt concessions. The Company received the final product of the Goldspot study in late July and study result compilation is currently ongoing.

Exploration activities on our Kwabeng, Pameng, Banso, and Muoso projects during the June 2019 quarter was limited to the Goldspot target generation study.

We reported a gain of $757,771 related to other items for the three months ended June 30, 2019 compared to a gain of $482,412 for the three months ended June 30, 2018. Gold recovery, trading results, foreign exchange, and the mark to market value of the warrant liability created most of the difference in the comparative periods.

During the three months ended June 30, 2019, gold recovery operations were in the normal range of expectations, while the June 2018 quarter exceeded expectations. We sold 809 ounces of fine gold from our gold recovery operations and produced to 823 ounces of raw gold from our share of the placer gold operations during the three months ended June 30, 2019. Our gold receipts, after royalties and expenses during the three months ended June 30, 2019, generated a gain on gold recovery of $333,004 (June 30, 2018 – gain of $688,443). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended June 30, 2019, our company had a foreign exchange gain of $150,383 compared to a loss of $219,303 in the three months ended June 30, 2018 which can be attributed to a differences in the U.S. dollar during the quarter against the Canadian dollar and Ghanaian cedi.

Our company recognized a trading and holding gain on marketable securities of $228,044. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, are reversed.

Results of Operations for the Six Months Ended June 30, 2019 as Compared to the Six Months Ended June 30, 2018

Our company’s net gain for the six months ended June 30, 2019 was $894,106 as compared to a net gain of $810,838 for the six months ended June 30, 2018, an improvement of $83,268. Reduced gold recoveries were offset mostly by increased foreign exchange gains and trading gains.

Our company’s basic and diluted net gain per share for the six months ended June 30, 2019 was $0.02 compared to a net gain of $0.02 per share for the six months ended June 30, 2018. The weighted average number of shares outstanding was 46,245,917 at June 30, 2019 compared to 47,587,218 for the six months ended June 30, 2018. The decrease in the weighted average number of shares outstanding can be attributed to the repurchase of shares over 2018. The fully diluted weighted average number of shares outstanding was 50,506,917 at June 30, 2019 compared to 51,452,218 for the six months ended June 30, 2018. The fully diluted share positions did not materially affect the earning per share in either period.

We incurred expenses of $428,613 in the six months ended June 30, 2019 as compared to $468,701 in the six months ended June 30, 2018, a decrease of $40,088. Lower exploration expense in 2019 and non-cash stock option adjustments created most of the difference.

We reported a gain of $1,393,936 related to other items for the six months ended June 30, 2019 compared to a gain of $1,407,674 for the six months ended June 30, 2018. Improved gold recovery in 2018 was mostly offset by a combination of increased foreign exchange gains, improved trading results and a recovery of warrant expenses on the mark to market value of warrants.

During the six months ended June 30, 2019, we sold 1,657 ounces of fine gold from our gold recovery operations compared to 2,288 ounces of fine gold from our share of the placer gold operations received during the six months ended June 30, 2018.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2019 nor in 2018.

During 2017, the Company issued 162,000 shares at CAD$0.15 per share for cash proceeds of $18,560 on the exercise of stock options.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $762,985 during the first six months of 2019. Operations generated the cash increase, mostly from gold recovery and trading results. Cash of $310,594 was used to purchase investments and we received $568,829 on the sale of investments. Other operating expenses were mostly cash neutral.

The company repurchased 137,800 shares during 2019 at a cost of $39,593. The shares held in treasury at June 30, 2019 and were cancelled subsequent to June 30, 2019. During the year ended December 31, 2018, our company repurchased 1,536,500 of our shares at a cost of $290,985 and cancelled these shares.

Accounts payable and accrued liabilities were reduced to $244,783 from $320,184 at December 31, 2018. Our cash and cash equivalents as at June 30, 2019 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2019 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2018.

At June 30, 2019, we had total cash and cash equivalents and restricted cash of $3,623,432 (December 31, 2018 - $2,860,447). Working capital as of June 30, 2019 was $3,623,432 (December 31, 2018 - $2,634,750). The increase in working capital mostly reflects the revenue from gold recovery and trading results.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at August 01, 2019, June 30, 2019, and December 31, 2018 were as follows:

	August 01, 2019	June 30, 2019	December 31, 2018
Common Shares	46,108,117	46,245,917	47,782,417
Warrants	1,250,000	1,250,000	1,250,000
Stock Options	2,615,000	2,615,000	2,615,000
Fully diluted	49,973,117	50,110,917	51,647,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $1.1 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2019 budget to carry out our plan of operations is approximately $900,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview". These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2019. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2018.

Going Concern

We have incurred accumulated net losses of $26,027,241since inception through June 30, 2019. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2018, 2017 and 2016 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

Related Party Transactions

During the six-month periods ended June 30, 2019 and June 30, 2018, the Company entered into the following transactions with related parties:

	June 30,	June 30, 2018
	2019

Consulting fees paid or accrued to officers or their companies	$302,918	$449,133
Directors’ fees	1,125	1,174

Of the total consulting fees noted above, $217,464 (June 30, 2018 - $300,057) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $108,732 (June 30, 2018 - $150,029) of this amount. As at June 30, 2019, $13,434 (December 31, 2018 - $53,632) remains payable to this related company and $3,800 (December 31, 2018 - $3,800) remains payable to the related party for expenses earned for work on behalf of the Company.

Material Commitments
Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

to the Minerals Commission of Ghana for:
an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);
a grant of a mining lease (currently $100,000);
an extension of a mining lease (currently $100,000);
annual operating permits; and
the conversion of a reconnaissance license to a prospecting license (currently $20,000);

to the Environmental Protection Agency of Ghana for:
processing and certificate fees with respect to EPA permits;
the issuance of permits before the commencement of any work at a particular concession; or
the posting of a bond in connection with any mining operations undertaken by our company; and

for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

  the Apapam concession (Kibi project);
  the Kwabeng concession (Kwabeng project);
  the Pameng concession (Pameng project);
  the Banso concession (Banso project); and
  the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. In 2018, we purchased a generator and three new trucks. In 2017, we completed the purchase of an exploration drill and we purchased a new truck. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2019 and December 31, 2018, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	June 30, 2019	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$3,327,110	$3,327,110	$—	$—

Restricted cash	296,322	296,322	—	—
Investment in trading securities	512,649	512,649	—	—
Warrant liability	(26,882)	—	—	(26,882)
Total	$4,109,199	$4,136,081	$—	$(26,882)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$2,564,125	$2,564,125	$—	$—
Restricted cash	296,322	296,322	—	—
Investment in trading securities	471,723	471,723	—	—
Warrant liability	(115,793)	—	—	(115,793)
Total	$3,216,377	$3,332,170	$—	$(115,793)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers	Availability of financing for our projects. Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.	Changes in the capital markets impacting
availability of future financings.
Uncertainties involved in interpreting
geological data and confirming title to
acquired properties.
Possibility of future exploration results,

Forward-Looking Statements	Assumptions	Risk Factors
Operating, exploration and
development costs will be consistent
with our expectations.
Ability to retain and attract skilled
staff.
All requisite regulatory and
governmental approvals will be
received on a timely basis on terms
acceptable to Xtra-Gold, including
development of any deposit in
compliance with Ghanaian mining
law.
Social engagement and local
acceptance of our projects.
Economic, political and industry
market conditions will be favourable.	metallurgical test work, economic studies
and development activities will not be
consistent with our expectations.
Variations from the technical reports.
Increases in costs, environmental
compliance and changes in environmental,
local legislation and regulation, community
support and the political and economic
climate.
Price volatility of gold and other associated
commodities impacting the economics of our
projects.

Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets	Availability of financing.
Actual results of our exploration,
resource goals, metallurgical testing,
economic studies and development
activities will be favourable.
NI 43-101 technical reports are correct
and comprehensive.
Operating, exploration and
development costs will be consistent
with our expectations.
Ability to retain and attract skilled
staff.
All requisite regulatory and
governmental approvals will be
received on a timely basis on terms
acceptable to Xtra-Gold.
Social engagement and local
acceptance of our projects.
Economic, political and industry
market conditions will be favourable.
Continuance of gold recovery
operations.	Changes in the capital markets impacting
availability of future financings.
Uncertainties involved in interpreting
geological data and confirming title to
acquired properties.
Possibility of future exploration results,
metallurgical test work, economic studies
and development activities will not be
consistent with our expectations.
Variations from the technical reports.
Increases in costs, environmental
compliance and changes in environmental,
local legislation and regulation, community
support and the political and economic
climate.
Price volatility of gold and other associated
commodities impacting the economics of our
projects.
Continued cooperation of government bodies
to conduct placer operations.

Ability to meet working capital needs for fiscal 2019	Operating and exploration activities
and associated costs will be consistent
with our current expectations.
Capital markets and financing
opportunities are favourable to Xtra-
Gold.
Sale of any investments, if warranted,
on acceptable terms.
Xtra-Gold continues as a going	Changes in the capital markets impacting
availability and timing of future financings
on acceptable terms.
Increases in costs, environmental
compliance and changes in environmental,
other local legislation and regulation.
Adjustments to currently proposed operating
and exploration activities.
Price volatility of gold and other

Forward-Looking Statements	Assumptions	Risk Factors
	concern.	commodities impacting sentiment for investment in the resource markets.
Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations	Availability of financing for our
exploration and development
activities.
Actual results of our exploration,
resource goals, metallurgical testing,

economic studies and development
activities will be favourable.
Operating, exploration and
development costs will be consistent
with our expectations.
Ability to retain and attract skilled
staff.
All requisite regulatory and
governmental approvals will be
received on a timely basis on terms
acceptable to Xtra-Gold.
Economic, political and industry
market conditions will be favourable.	Changes in the capital markets impacting
availability of future financings.
Uncertainties involved in interpreting
geological data and confirming title to
acquired properties.

Possibility of future exploration results,
metallurgical test work and economic studies
will not be consistent with our expectations.
Increases in costs, environmental
compliance and changes in environmental,
local legislation and regulation and political
and economic climate.
Price volatility of gold and other
commodities impacting the economics of our
projects.

Management’s outlook regarding future trends	Availability of financing.
Actual results of our exploration,
resource goals, metallurgical testing,
economic studies and development
activities will be favourable.
Prices for gold and other commodities
will be favourable to Xtra-Gold.

Government regulation in Ghana will
support development of any deposit.

Price volatility of gold and other
commodities impacting the economics of our
projects and appetite for investing in junior
gold exploration equities.
Possibility of future exploration results,
metallurgical test work, economic studies
and development activities will not be
consistent with our expectations.

Increases in costs, environmental
compliance and changes in economic,
political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the "Risk Factors" section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: August 01, 2019